Exhibit 14

WD-40 Company Financial Reporting Code of Ethics

As a public company it is of critical importance that the WD-40 Company's filings with the Securities and Exchange Commission be accurate and timely. WD-40 Company expects all of its people to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company's public disclosure requirements.

The Finance Team bears a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of the WD-40 Company. The Chief Executive Officer and Finance Team people have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the company as a whole that ensures the fair and timely reporting of WD-40 Company's financial results and condition.

Because of this special role, the Chief Executive Officer and all members of WD-40 Company’s Finance Team are bound by the following Financial Reporting Code of Ethics, and by accepting the Code of Business Conduct, each agrees that he or she will:

Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that WD-40 Company files with, or submits to, government agencies and in other public communications.

Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

Share knowledge and maintain skills important and relevant to stakeholder's needs.

Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

Achieve responsible use of and control over all assets and resources employed or entrusted.

Promptly report to the CFO, CEO and/or the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or of any provision of the Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to such a conflict. If you are concerned about maintaining anonymity, you may contact the Accounting Practices hotline.

Violations of this Financial Reporting Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment.

It is against WD-40 Company policy to retaliate against any employee for good faith reporting of violations of this Code.